CFSB Bancorp, Inc.

15 Beach Street

Quincy, Massachusetts 02170

(617) 471-0750

November 8, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CFSB Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-259406)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

CFSB Bancorp, Inc., a federal corporation, in formation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 (Registration Number 333-259406) be declared effective on November 10, 2021 at 1:30 pm, or as soon thereafter as is practicable.

Very truly yours,

/s/ Michael E. McFarland
Michael E. McFarland
President and Chief Executive Officer